WINDSOR ENERGY RESOURCES, INC.

14301 Caliber Drive, Suite 300

Oklahoma City, Oklahoma 73134

VIA EDGAR TRANSMISSION

April 2, 2008

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Application for Withdrawal of Windsor Energy Resources, Inc.’s Registration
Statement on Form S-1, as amended (File No. 333-131777)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Windsor Energy Resources, Inc. (the “Registrant”) hereby applies for withdrawal of the Registrant’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2006 (File No. 333-131777), as amended by Amendment No. 1 filed with the Commission on April 14, 2006, Amendment No. 2 filed with the Commission on May 5, 2006 and Amendment No. 3 filed with the Commission on June 5, 2006 (as amended, the “Registration Statement”).

The Registrant has determined not to pursue the initial public offering at this time. The Registration Statement was not declared effective by the Commission. No sales of the Registrant’s securities have been completed pursuant to the Registration Statement.

If you have any questions, please contact Seth R. Molay, P.C. at Akin, Gump, Strauss, Hauer & Feld, L.L.P. at 214-969-4780.

Sincerely,

WINDSOR ENERGY RESOURCES, INC.

/s/ William C. Liedtke III
Name:	William C. Liedtke III
Title:	Vice President and General Counsel